Exhibit 99.1
Alithya reports strong cash flow generation and
margins amid the COVID-19 pandemic

Q1-2021 Highlights
•Revenues decreased 2.1% to $70.7 million, compared to $72.2 million for the same quarter last year
•New bookings(1) totaled $80.5 million, which translated into a book-to-bill ratio(1) of 1.14 for the quarter
•Gross margin percentage decreased to 28.9%, from 29.3% for the same quarter last year, and increased sequentially from 28.6% for the fourth quarter of fiscal 2020
•Adjusted EBITDA(1) reached $3.3 million, an 8.0% improvement over the same quarter last year and a 62.2% increase sequentially from the fourth quarter of fiscal 2020
•Net loss of $4.5 million, or $0.08 per share, compared to a loss of $1.5 million, or $0.03 per share, for the same quarter last year
•Net cash from operating activities of $8.1 million, a record for a single quarter and a 95.4% improvement over the $4.2 million generated for the same quarter last year
•Solid financial position with net bank borrowing(1) of $9.8 million at the end of the quarter, compared to $26.9 million as at March 31, 2020
•Completed the integration of the Askida acquisition
•Achieved the prestigious 2020/2021 Inner Circle for Microsoft Business Applications (based on sales achievements) for the 15th year in a row
•Named a finalist for the Modernize Finance and Operations 2020 Microsoft Partner of the Year Award
•Completed more than a dozen ERP, CRM and EPM systems remote go-lives since April
MONTREAL, QUEBEC (August 13, 2020) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with more than 2,100 professionals and offering digital business solutions across Canada, the U.S. and Europe, reported today its results for the first quarter of fiscal 2021 ended June 30, 2020. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2021-Q1	F2020-Q1
Revenues	70,711	72,218
Gross Margin	20,403	21,177
Gross Margin (%)	28.9%	29.3%
Adjusted EBITDA(1)	3,269	3,026
Adjusted EBITDA Margin(1) (%)	4.6%	4.2%
Net loss	(4,529)	(1,547)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.

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“We are very pleased with Alithya’s first quarter results which were better than expected in the context of the COVID-19 pandemic and clearly demonstrate the resiliency of our business model as well as the growing demand for our digital transformation services. Once adjusted for our discontinued operation in the U.K., revenues were only slightly below last year as the contribution from acquisitions, the continued transition from low margin business to higher margin business and new contract wins largely offset the impacts from the pandemic. On a combined basis, we are pleased to report that the three acquisitions completed during the last fiscal year generated high single-digit organic growth,” stated Paul Raymond, President and CEO of Alithya.
“Adjusted EBITDA improved year-over-year and was 62.2% higher on a sequential basis, as we took active steps to mitigate the effects of the pandemic on our results by further optimizing our cost structure, restricting all non-essential expenses and taking advantage of all available government programs. Furthermore, we generated a record $8.1 million of net cash flow from operations primarily driven by diligent working capital management,” continued Mr. Raymond.
“Looking forward, we are seeing positive signs across our markets. Most projects which had been paused or delayed at the start of the pandemic have resumed, reduced spending by a few large Canadian clients has stabilized and we are continuing to sign new deals. Despite the ongoing uncertainty surrounding the pandemic, we remain cautiously optimistic in the near term. Leveraging our solid financial position, we will continue to focus on the execution of our strategic plan which is to increase our scale through organic growth and acquisitions,” concluded Mr. Raymond.
First Quarter Results
Revenues amounted to $70.7 million for the three months ended June 30, 2020, a $1.5 million decrease, or 2.1%, from $72.2 million for the three months ended June 30, 2019.
In Europe, revenues decreased by $1.3 million, or 38.4%, to $2.0 million, from $3.3 million for the same quarter last year, primarily due to the impacts of COVID-19. Revenues in Canada and the U.S. decreased by $0.2 million, year-over-year. The negative impacts of COVID-19, reduced external spending at a few of the Company's largest Canadian clients compared to the same quarter last year, and lost revenues from the divestiture of our U.K. subsidiary in the third quarter of last year were partially offset by incremental revenues from acquisition. Despite the overall decrease in revenues, higher value-added, digital transformation service revenues increased, while lower margin service revenues decreased, largely due to the revenues from acquisitions and the commercial benefits of Alithya's larger scale.
On a sequential basis, revenues decreased by $2.5 million, or 3.4%, to $70.7 million, from $73.2 million for the fourth quarter of last year. The decrease in revenues reflects the impacts of COVID-19, which were felt particularly strongly in Europe where revenues decreased by $1.5 million. However, these negative impacts were partially offset by the stabilization of revenues from a few large Canadian clients whose external spending had lagged in previous quarters, and organic growth of revenues from our recent acquisitions, compared to the quarter ended March 31, 2020.
Gross margin amounted to $20.4 million, or 28.9%, in the first quarter of 2021, a decrease compared to $21.2 million, or 29.3%, for the same quarter last year. This variation was due to the negative impact of COVID-19, particularly in Europe and the U.S., partially offset by the revenue mix in Canada and some governmental wage subsidies in Canada and Europe. On a sequential basis, gross margin increased from 28.6% in the fourth quarter of fiscal 2020 to 28.9%.
Adjusted EBITDA amounted to $3.3 million, or an adjusted EBITDA margin of 4.6%, in the first quarter of fiscal 2021, an 8.0% increase from $3.0 million, or an adjusted EBITDA margin of 4.2%, for the same quarter last year. The contribution from acquisitions, increased margins from higher value-added business and reduced selling,
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general and administrative expenses after adjustments were partially offset by the general decline in overall revenues and gross margin. On a sequential basis, adjusted EBITDA increased by $1.3 million, or 62.2%, to $3.3 million, from $2.0 for the fourth quarter of last year.
Operating loss amounted to $4.5 million in the first quarter of fiscal 2021, compared to $1.8 million for the same period last year.
Net loss amounted to $4.5 million, or $0.08 per share, in the first quarter of fiscal 2021, compared to $1.5 million, or $0.03 per share, for the same period last year. This variation was largely due to increased adjusted EBITDA, offset by increased non-recurring and unadjusted expenses, increased amortization of intangibles and depreciation, and decreased income tax recovery.
Net cash from operating activities amounted to $8.1 million, in the first quarter of fiscal 2021, a record for a single quarter and approximately double the $4.2 million generated for the same quarter last year.
Net bank borrowing reached $9.8 million at the end of the first quarter of fiscal 2021, an improvement from $26.9 million as at March 31, 2020.
Strategic plan
Management is cautious with its outlook in the context of the COVID-19 pandemic. The Company’s priorities for the next few quarters will remain the protection of its people, its clients and the Company. Alithya is fortunate to operate as an essential services provider in a growing industry. However, the unprecedented nature of the COVID-19 crisis leads it to be very cautious and disciplined in the ongoing management of its business continuity plan.
Alithya is still focused on its 3-5-year strategic plan which sets as a goal to become a North-American digital transformation leader, with the ambition of doubling the Company's size during this period. According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya's specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, the company has established a three-fold plan focusing on:
•Increasing scale through organic growth and complementary acquisitions
•Achieving best-in-class employee engagement
•Providing investors, partners and stakeholders with long-term growing return on investment
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
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Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled "Risks and Uncertainties" of Alithya’s Management’s Discussion and Analysis for the quarter ended June 30, 2020 and Management's Discussion and Analysis for the year ended March 31, 2020, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter statements containing any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, net bank borrowing, bookings and book-to-bill ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended June 30, 2020 and the Management's Discussion and Analysis for the year ended March 31, 2020 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.

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Conference Call
Alithya will hold a conference call to discuss these results on August 13, 2020, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Persons unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 4927726. This recording will be available starting August 13, 2020 as of 12:00 PM Eastern Time until 11:59 PM Eastern Time August 20, 2020.
About Alithya
Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 2,100 professionals in Canada, the US and Europe. Alithya's integrated offering is based on four pillars of expertise: strategy services, application services, enterprise solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the financial services, manufacturing, energy, telecommunications, transportation and logistics, professional services, healthcare, and government sectors. Corporate responsibility is at the heart of Alithya’s management approach, and as such, the company is an advocate for good governance, workforce diversity and development, environment-friendly practices and social involvement in communities. To learn more, go to alithya.com.

Source:
Benjamin Cerantola
Advisor, Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis, the interim condensed consolidated financial statements and notes thereto for the three months ended June 30, 2020 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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